FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2019 First Quarter

(April 1, 2018 through June 30, 2018)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2019 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

August 3, 2018

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Kenta Kon, Managing Officer, General Manager of Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 10, 2018
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2019 First Quarter (April 1, 2018 through June 30, 2018)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2019 first quarter	7,362,733	4.5	682,687	18.9	813,864	19.8	657,306	7.2
FY2018 first quarter	7,047,606	7.0	574,294	-10.6	679,348	0.3	613,056	11.0

(Note)  Comprehensive income: FY2019 first quarter 742,474 million yen (4.8%), FY2018 first quarter 708,604 million yen (— %)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share –Diluted
	Yen	Yen
FY2019 first quarter	224.67	222.33
FY2018 first quarter	205.05	202.84

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2019 first quarter	51,049,149	20,122,897	18,946,917	37.1
FY2018	50,308,249	19,922,076	18,735,982	37.2

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2018	—	100.00	—	120.00	220.00
FY2019	—
FY2019 (forecast)		—	—	—	—

(Note)  Revisions to the forecast of cash dividends since the latest announcement:  none

            Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2019 (April 1, 2018 through March 31, 2019)

	(% of change from FY2018)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,000,000	-1.3	2,300,000	-4.2	2,450,000	-6.5	2,120,000	-15.0	726.68

(Note)  Revisions to the forecast of consolidated results since the latest announcement:  none

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 7 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 7 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2019 first quarter 3,262,997,492 shares, FY2018 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period:
FY2019 first quarter 370,396,669 shares, FY2018 353,073,500 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2019 first quarter 2,909,189,575 shares, FY2018 first quarter 2,974,749,507 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2018	—	79.00	—	79.00	158.00
FY2019	—
FY2019 (forecast)		—	—	—	—

(Note)  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 first quarter (June 30, 2018)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,052,269	3,027,064	(25,205)
Time deposits	901,244	869,547	(31,697)
Marketable securities	1,768,360	1,648,476	(119,884)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,219,562	2,106,252	(113,310)
Finance receivables, net	6,348,306	6,486,344	138,038
Other receivables	489,338	427,784	(61,554)
Inventories	2,539,789	2,536,944	(2,845)
Prepaid expenses and other current assets	833,788	924,534	90,746

Total current assets	18,152,656	18,026,945	(125,711)

Noncurrent finance receivables, net	9,481,618	9,797,925	316,307
Investments and other assets:
Marketable securities and other securities investments	7,999,323	8,342,697	343,374
Affiliated companies	3,162,917	3,109,166	(53,751)
Employees receivables	22,562	22,542	(20)
Other	1,221,500	1,264,557	43,057

Total investments and other assets	12,406,302	12,738,962	332,660

Property, plant and equipment:
Land	1,404,611	1,389,767	(14,844)
Buildings	4,659,753	4,675,076	15,323
Machinery and equipment	11,535,381	11,652,887	117,506
Vehicles and equipment on operating leases	5,934,393	6,172,707	238,314
Construction in progress	509,851	509,453	(398)

Total property, plant and equipment, at cost	24,043,989	24,399,890	355,901

Less – Accumulated depreciation	(13,776,316)	(13,914,573)	(138,257)

Total property, plant and equipment, net	10,267,673	10,485,317	217,644

Total assets	50,308,249	51,049,149	740,900

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 first quarter (June 30, 2018)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,154,913	5,390,696	235,783
Current portion of long-term debt	4,186,277	4,434,199	247,922
Accounts payable	2,586,657	2,390,623	(196,034)
Other payables	1,048,216	880,584	(167,632)
Accrued expenses	3,104,260	3,208,430	104,170
Income taxes payable	462,327	211,097	(251,230)
Other current liabilities	1,254,241	1,317,546	63,305

Total current liabilities	17,796,891	17,833,175	36,284

Long-term liabilities:
Long-term debt	10,006,374	10,415,555	409,181
Accrued pension and severance costs	931,182	934,112	2,930
Deferred income taxes	1,118,165	1,174,705	56,540
Other long-term liabilities	533,561	568,705	35,144

Total long-term liabilities	12,589,282	13,093,077	503,795

Total liabilities	30,386,173	30,926,252	540,079

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2018 and June 30, 2018 issued: 47,100,000 shares at March 31, 2018 and June 30, 2018	491,974	491,951	(23)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2018 and June 30, 2018 issued: 3,262,997,492 shares at March 31, 2018 and June 30, 2018	397,050	397,050	—
Additional paid-in capital	487,502	487,746	244
Retained earnings	19,473,464	20,875,348	1,401,884
Accumulated other comprehensive income (loss)	435,699	(626,973)	(1,062,672)
Treasury stock, at cost, 353,073,500 shares at March 31, 2018 and 370,396,669 shares at June 30, 2018	(2,057,733)	(2,186,254)	(128,521)

Total Toyota Motor Corporation shareholders’ equity	18,735,982	18,946,917	210,935

Noncontrolling interests	694,120	684,029	(10,091)

Total shareholders’ equity	19,430,102	19,630,946	200,844

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,049,149	740,900

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

First quarter for the three months ended June 30

Consolidated Statements of Income

	(Yen in millions)
	FY2018 first quarter (Three months ended June 30, 2017)	FY2019 first quarter (Three months ended June 30, 2018)	Increase (Decrease)
Net revenues:
Sales of products	6,578,122	6,853,963	275,841
Financing operations	469,484	508,770	39,286

Total net revenues	7,047,606	7,362,733	315,127

Costs and expenses:
Cost of products sold	5,442,731	5,639,996	197,265
Cost of financing operations	310,332	348,155	37,823
Selling, general and administrative	720,249	691,895	(28,354)

Total costs and expenses	6,473,312	6,680,046	206,734

Operating income	574,294	682,687	108,393

Other income (expense):
Interest and dividend income	66,760	87,888	21,128
Interest expense	(4,388)	(3,439)	949
Foreign exchange gain, net	22,791	39,216	16,425
Unrealized gains (losses) on equity securities	—	35,033	35,033
Other income (loss), net	19,891	(27,521)	(47,412)

Total other income (expense)	105,054	131,177	26,123

Income before income taxes and equity in earnings of affiliated companies	679,348	813,864	134,516

Provision for income taxes	185,398	246,163	60,765
Equity in earnings of affiliated companies	137,802	116,535	(21,267)

Net income	631,752	684,236	52,484

Less – Net income attributable to noncontrolling interests	(18,696)	(26,930)	(8,234)

Net income attributable to Toyota Motor Corporation	613,056	657,306	44,250

Note:

Net income attributable to common shareholders for the first three months ended June 30, 2018 and 2017 is 653,609 million yen and 609,983 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,697 million yen and 3,073 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	205.05	224.67	19.62
Diluted	202.84	222.33	19.49

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2018 first quarter (Three months ended June 30, 2017)	FY2019 first quarter (Three months ended June 30, 2018)	Increase (Decrease)
Net income	631,752	684,236	52,484
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	15,288	50,709	35,421
Unrealized gains (losses) on securities	62,894	84	(62,810)
Pension liability adjustments	(1,330)	7,445	8,775

Total other comprehensive income (loss)	76,852	58,238	(18,614)

Comprehensive income	708,604	742,474	33,870

Less – Comprehensive income attributable to noncontrolling interests	(21,487)	(22,836)	(1,349)

Comprehensive income attributable to Toyota Motor Corporation	687,117	719,638	32,521

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2018 first quarter (Three months ended June 30, 2017)	FY2019 first quarter (Three months ended June 30, 2018)
Cash flows from operating activities:
Net income	631,752	684,236
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	400,618	413,454
Provision for doubtful accounts and credit losses	15,365	12,131
Pension and severance costs, less payments	(1,627)	5,022
Losses on disposal of fixed assets	10,531	10,655
Unrealized losses (gains) on marketable securities	1	(32,262)
Deferred income taxes	24,607	34,913
Equity in earnings of affiliated companies	(137,802)	(116,535)
Changes in operating assets and liabilities, and other	120,414	(187,598)

Net cash provided by operating activities	1,063,859	824,016

Cash flows from investing activities:
Additions to finance receivables	(3,649,396)	(3,957,951)
Collection of and proceeds from sales of finance receivables	3,415,515	3,669,804
Additions to fixed assets excluding equipment leased to others	(281,402)	(423,425)
Additions to equipment leased to others	(591,088)	(604,308)
Proceeds from sales of fixed assets excluding equipment leased to others	9,995	13,714
Proceeds from sales of equipment leased to others	296,860	337,641
Purchases of marketable securities and security investments	(865,643)	(669,345)
Proceeds from sales of and maturity of marketable securities and security investments	635,292	602,713
Changes in investments and other assets, and other	12,089	(11,470)

Net cash used in investing activities	(1,017,778)	(1,042,627)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,200,362	1,417,764
Payments of long-term debt	(1,083,297)	(907,349)
Increase in short-term borrowings	123,934	156,882
Dividends paid to Toyota Motor Corporation class shareholders	(2,473)	(3,721)
Dividends paid to Toyota Motor Corporation common shareholders	(327,220)	(349,191)
Dividends paid to noncontrolling interests	(21,681)	(28,520)
Reissuance (repurchase) of treasury stock	653	(128,861)

Net cash provided by (used in) financing activities	(109,722)	157,004

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	889	9,587

Net decrease in cash and cash equivalents and restricted cash and cash equivalents	(62,752)	(52,020)

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,086,574	3,167,619

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first quarter ended June 30, 2018 include restricted cash and cash equivalents of 167,370 million yen and 140,555 million yen at beginning of period and end of period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

(4) Going Concern Assumption

None

(5) Significant Changes in Shareholders’ Equity

None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. The parent company and its consolidated subsidiaries (“Toyota”) applied the modified retrospective method of adoption to contracts that are not completed as of the adoption on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. Toyota adopted this guidance on April 1, 2018. Toyota recognized a cumulative-effect adjustment to retained earnings of ¥1,125,109 million as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” of Toyota’s consolidated statements of income for the first quarter ended June 30, 2018, was ¥32,262 million.

TOYOTA MOTOR CORPORATION    FY2019 First Quarter Financial Summary

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It also requires entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. Restricted cash and cash equivalents mainly include customer collections on securitized receivables to be distributed to investors as payments on the related secured debt.

Supplemental Material for Financial Results for FY2019 First Quarter (Consolidated)

< U.S. GAAP >

	FY2018										FY2019		FY2019
	1Q (2017/4-6)		2Q (2017/7-9)		3Q (2017/10-12)		4Q (2018/1-3)		12 months (’17/4-’18/3)		1Q (2018/4-6)		Forecast 12 months (’18/4-’19/3)
Vehicle Production (thousands of units)	2,216		2,176		2,266		2,306		8,964		2,199
(Japan) –including Daihatsu & Hino	1,023		1,039		1,100		1,124		4,286		1,003
[Daihatsu & Hino]	[266	]	[260	]	[273	]	[288	]	[1,087	]	[257	]
(Overseas) –including Daihatsu & Hino	1,193		1,137		1,166		1,182		4,678		1,196
[Daihatsu & Hino]	[92	]	[93	]	[90	]	[129	]	[404	]	[133	]
North America	509		438		459		497		1,903		517
Europe	176		152		178		175		681		168
Asia	383		406		413		399		1,601		402
Central and South America	79		86		90		79		333		82
Oceania	20		23		0		0		43		0
Africa	26		32		26		32		117		28
Vehicle Sales (thousands of units)	2,215		2,175		2,289		2,286		8,964		2,236		8,900
[First Half 6 months]									[4,389	]			[4,420	]
(Japan) –including Daihatsu & Hino	544		543		552		616		2,255		510		2,190
[Daihatsu & Hino]	[164	]	[162	]	[158	]	[201	]	[685	]	[155	]	[670	]
(Overseas) –including Daihatsu & Hino	1,671		1,632		1,737		1,670		6,709		1,726		6,710
[Daihatsu & Hino]	[71	]	[75	]	[79	]	[82	]	[306	]	[75	]	[320	]
North America	723		672		735		675		2,806		746		2,750
Europe	240		229		237		262		968		253		950
Asia	363		382		404		394		1,543		394		1,690
Central and South America	108		109		118		110		445		117		460
Oceania	74		70		71		68		283		72		280
Africa	42		46		46		50		184		48		180
Middle East	119		122		123		109		472		93		400
Other	2		2		3		2		8		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,590		2,626		2,631		2,594		10,441		2,616		10,500
Housing Sales (units)	2,312		5,399		2,699		5,812		16,222		1,892		16,200

Supplemental 1

Supplemental Material for Financial Results for FY2019 First Quarter (Consolidated)

< U.S. GAAP >

	FY2018					FY2019		FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)		Forecast 12 months (’18/4-’19/3)
Foreign Exchange Rates
Yen to US Dollar Rate	111	111	113	108	111	109		as premise: 106
Yen to Euro Rate	122	130	133	133	130	130		as premise: 126
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.3	45.1	50.0	44.0	46.9	46.2		approximately: 46
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	46.2	43.3	46.8	42.0	44.4	43.8
Number of Employees	371,888	371,286	368,883	369,124	369,124	373,272	(Note 1)
Net Revenues (billions of yen)	7,047.6	7,143.6	7,605.7	7,582.5	29,379.5	7,362.7		29,000.0
Geographic Information
Japan	3,686.3	3,881.8	4,173.1	4,283.4	16,024.8	3,865.4
North America	2,661.4	2,567.7	2,799.8	2,545.3	10,574.4	2,791.1
Europe	761.5	758.2	792.2	873.1	3,185.2	785.8
Asia	1,196.7	1,287.6	1,341.5	1,322.2	5,148.1	1,316.2
Other	612.4	625.4	616.2	599.2	2,453.2	598.4
Elimination	-1,870.8	-1,977.3	-2,117.1	-2,040.9	-8,006.4	-1,994.4
Business Segment
Automotive	6,368.6	6,368.2	6,862.8	6,798.1	26,397.9	6,633.4
Financial Services	503.7	493.8	512.5	506.8	2,017.0	516.8
All Other	337.9	430.8	381.0	496.2	1,646.1	358.0
Elimination	-162.8	-149.2	-150.7	-218.7	-681.5	-145.6
Operating Income (billions of yen)	574.2	522.2	673.6	629.6	2,399.8	682.6		2,300.0
(Operating Income Ratio) (%)	(8.1)	(7.3)	(8.9)	(8.3)	(8.2)	(9.3)		(7.9)
Geographic Information
Japan	319.2	321.3	470.6	548.7	1,659.9	395.9
North America	89.2	55.3	33.1	-38.8	138.8	63.5
Europe	20.3	17.4	23.3	13.8	75.0	23.0
Asia	104.3	109.8	123.6	95.3	433.1	146.3
Other	38.6	31.6	33.0	9.2	112.6	43.2
Elimination	2.4	-13.4	-10.1	1.2	-19.8	10.4
Business Segment
Automotive	489.3	423.1	569.0	529.5	2,011.1	602.5
Financial Services	75.3	69.4	82.6	58.1	285.5	73.5
All Other	13.6	22.8	24.7	39.5	100.8	11.4
Elimination	-4.0	6.8	-2.7	2.3	2.3	-4.8
Income before Income Taxes (billions of yen)	679.3	572.8	750.9	617.3	2,620.4	813.8		2,450.0
(Income before Income Taxes Ratio) (%)	(9.6)	(8.0)	(9.9)	(8.1)	(8.9)	(11.1)		(8.4)
Equity in Earnings of Affiliated Companies (billions of yen)	137.8	97.2	123.8	111.2	470.0	116.5		440.0
Net Income (billions of yen)	613.0	458.2	941.8	480.8	2,493.9	657.3		2,120.0	(Note 2)
(Net Income Ratio) (%)	(8.7)	(6.4)	(12.4)	(6.3)	(8.5)	(8.9)		(7.3)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	293.4	—	349.1	642.6	—	(Note 3)
Cash Dividends per Share (yen)	—	100	—	120	220	—
Payout Ratio (%)	—	27.8	—	24.8	26.1	—
Model AA Class Shares
Cash Dividends (billions of yen)	—	3.7	—	3.7	7.4	—	(Note 3)
Cash Dividends per Share (yen)	—	79	—	79	158	—
Value of Shares Repurchased (billions of yen)[actual purchase]	—	249.9	34.9	214.9	499.9	129.1	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	249.9	—	300.0 (maximum )	549.9 (maximum )	—	(Note 4) (Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2019 First Quarter (Consolidated)

< U.S. GAAP >

	FY2018					FY2019		FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)		Forecast 12 months (’18/4-’19/3)
R&D Expenses (billions of yen)	278.6	272.0	264.3	249.2	1,064.2	268.5		1,080.0
Depreciation Expenses (billions of yen)	212.9	242.3	248.5	260.6	964.4	217.7		1,000.0	(Note 6)
Geographic Information
Japan	108.4	132.6	136.4	145.9	523.4	108.5		550.0
North America	45.5	48.7	51.8	55.7	201.9	49.8		190.0
Europe	15.4	16.3	15.4	13.2	60.5	14.1		80.0
Asia	34.1	35.3	35.1	37.1	141.7	36.5		140.0
Other	9.2	9.2	9.6	8.6	36.7	8.6		40.0
Capital Expenditures (billions of yen)	205.7	285.1	299.4	512.3	1,302.7	311.8		1,370.0	(Note 6)
Geographic Information
Japan	112.5	152.1	156.9	264.0	685.7	143.6		740.0
North America	65.3	70.9	83.5	139.0	358.8	106.6		320.0
Europe	4.8	15.0	16.1	23.4	59.6	15.1		140.0
Asia	13.3	29.3	21.1	62.9	126.8	25.2		110.0
Other	9.6	17.6	21.7	22.7	71.7	21.2		60.0
Total Liquid Assets (billions of yen)	9,364.0	9,306.7	9,309.1	9,372.1	9,372.1	9,005.4	(Note 7)
Total Assets (billions of yen)	49,456.0	50,253.0	51,216.4	50,308.2	50,308.2	51,049.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,874.2	18,253.4	18,996.4	18,735.9	18,735.9	18,946.9
Return on Equity (%)	13.8	10.1	20.2	10.1	13.7	13.9
Return on Asset (%)	5.0	3.7	7.4	3.8	5.0	5.2
Number of Consolidated Subsidiaries (including Variable Interest Entities)					606
No. of Affil. Accounted for Under the Equity Method					57

Analysis of Consolidated Net Income for FY2019 (billions of yen, approximately)	1Q (2018/4-6)(Note 2)
Marketing Efforts	45.0
Effects of Changes in Exchange Rates	0.0
Cost Reduction Efforts	15.0
From Engineering	0.0
From Manufacturing and Logistics	15.0
Decreases in Expenses, etc.	60.0
Other	-11.7
(Changes in Operating Income)	108.3
Non-operating Income	26.1
Equity in Earnings of Affiliated Companies	-21.2
Income Taxes, Net Income Attributable to Noncontrolling Interests	-68.9
(Changes in Net Income)	44.2	(Note 2)

Supplemental 3

Supplemental Material for Financial Results for FY2019 First Quarter (Unconsolidated)

< Japan GAAP >

	FY2018					FY2019	FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	Forecast 12 months (’18/4-’19/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	757	779	827	836	3,199	746	3,190
Overseas Vehicle Production (thousands of units)	1,464	1,420	1,435	1,405	5,724	1,451	5,710
Domestic Vehicle Retail Sales (thousands of units)	390	383	384	440	1,597	359	1,530
Exports Vehicle Sales (thousands of units)	440	457	504	481	1,882	464	1,940
North America	190	193	220	193	796	191	820
Europe	57	63	57	71	248	65	260
Asia	72	77	97	77	323	76	330
Central and South America	12	12	14	15	53	16	50
Oceania	40	42	38	46	166	46	180
Africa	14	15	13	12	54	14	60
Middle East	53	54	63	64	234	54	240
Other	2	1	2	3	8	2
Net Revenues (billions of yen)	2,870.2	2,918.1	3,259.8	3,153.2	12,201.4	2,980.3	12,100.0
Domestic	962.8	946.5	1,067.5	1,098.4	4,075.4	923.9
Exports	1,907.3	1,971.5	2,192.2	2,054.8	8,126.0	2,056.3
Operating Income (billions of yen)	222.4	215.5	343.3	476.1	1,257.5	308.7	1,120.0
(Operating Income Ratio) (%)	(7.8)	(7.4)	(10.5)	(15.1)	(10.3)	(10.4)	(9.3)
Ordinary Income (billions of yen)	570.7	513.2	674.4	479.7	2,238.1	714.8	1,920.0
(Ordinary Income Ratio) (%)	(19.9)	(17.6)	(20.7)	(15.2)	(18.3)	(24.0)	(15.9)
Net Income (billions of yen)	488.1	437.4	585.7	347.9	1,859.3	591.5	1,570.0
(Net Income Ratio) (%)	(17.0)	(15.0)	(18.0)	(11.0)	(15.2)	(19.8)	(13.0)
R&D Expenses (billions of yen)	241.6	237.3	230.3	211.2	920.6	234.4	920.0
Depreciation Expenses (billions of yen)	58.4	58.0	56.0	55.2	227.8	52.6	250.0
Capital Expenditures (billions of yen)	54.0	57.6	60.0	113.2	284.8	73.6	330.0

Analysis of Unconsolidated Net Income for FY2019 (billions of yen, approximately)	1Q (2018/4-6)
Marketing Efforts	10.0
Effects of Changes in Exchange Rates	-5.0
Cost Reduction Efforts	15.0
From Engineering	15.0
From Manufacturing and Logistics	0.0
Decreases in Expenses, etc.	65.0
Other	1.2
(Changes in Operating Income)	86.2
Non-operating Income	57.8
Income Taxes, etc.	-40.7
(Changes in Net Income)	103.3

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in eash case those relating to financial services

Supplemental 4